Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Cartrack Holdings Limited	South Africa
Cartrack Proprietary Limited	South Africa
Cartrack Manufacturing Proprietary Limited	South Africa
Cartrack Technologies Pte. Ltd.	Singapore
Cartrack Technologies South East Asia Pte. Ltd.	Singapore
Cartrack Technologies (Thailand) Company Limited	Thailand
Cartrack Polska.SP.ZO.O	Poland
Cartrack Portugal S.A.	Portugal
Cartrack Limitada	Mozambique